SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2022

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

4.1	Amendment No. 2 to Investor Rights Agreement, dated February 20, 2022, between the Registrant and STT GDC Pte. Ltd.

4.2	Convertible Note Purchase Agreement, dated February 21, 2022, among the Registrant, SCC Infrastructure I 2021-A (BVI), L.P., SCC Infrastructure I Holdco A, Ltd., Reco Millienium Pte Ltd and Ceningan Investment Pte Ltd, relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million

4.3	Form of Indenture between the Registrant and The Bank of New York Mellon, London Branch as Trustee, relating to the issuance of Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$520 million

4.4	Convertible Note Purchase Agreement, dated February 21, 2022, between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million

4.5	Form of Convertible Note Instrument between the Registrant and STT GDC Pte. Ltd., relating to the issuance of the Registrant’s 0.25% Convertible Senior Notes due 2029 in the aggregate principal amount of US$100 million

99.1	Press release – GDS Announces Private Placement of US$620 Million 0.25% Convertible Senior Notes Due 2029 and Strategic Cooperation Agreement with Sequoia China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: February 22, 2022	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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